CERTIFICATE AND CONSENT

To Accompany the July 2006 Technical Report, “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabañas, Republic of El Salvador” dated July 31, 2006, and prepared by Mine Development Associates (“MDA”) for Pacific Rim Mining Corporation.

I, Terry H Braun, residing at 11045 West Grand Place, Littleton, Colorado USA, do hereby certify that:

1)	I am a Principal Engineer with the firm of SRK Consulting (U.S.), Inc. (SRK) with an office at Suite 3000, 7175 West Jefferson Avenue, Lakewood, Colorado USA.

2)

I am a graduate of the University of Colorado Boulder with a B.Sc in Civil Engineering in 1988, the Colorado School of Mines in Golden, Colorado with a M.S. in Environmental Engineering in 1993, and have practiced my profession continuously since 1988.

3)	I am a Professional Engineer registered with the Colorado State Board of Technical Registration.

4)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the El Dorado Project or securities of Pacific Rim Mining Corporation.

5)

I am not aware of any material fact or material change with respect to the subject matter of the July 2006 Technical Report, which is not reflected in the report, the omission to disclose which makes the report misleading.

6)	I, as a qualified person, am independent of the issuer as defined in NI 43-101.

7)	I have not had any prior involvement with the property that is subject to the technical report.

8)	I have read NI 43-101 and Form 43-101F1. To the best of my knowledge, the July 2006 Technical Report has been prepared in compliance with this Instrument and Form 43-101F1.

9)

SRK Consulting (US) Inc. was retained by Pacific Rim Mining Corporation in 2005 to prepare a Prefeasibility Study on their El Dorado Project in El Salvador. The Prefeasibility Study included a 2005 estimate of Mineral Reserves which is referenced in the current Technical Report by MDA. I visited the project site on April 25 and 26, 2006.

10)

I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, registration as Professional Engineer, review of the 2005 Prefeasibility Study, and my current involvement in the project, I fulfill the requirements to be a “qualified person”.

11)	I am the qualified person responsible for the Environmental Summary referenced in this current July 2006 Technical Report

12)	I hereby consent to use of the July 2006 Technical Report for submission to any Provincial regulatory authority.

"Terry H. Braun"

Lakewood, Colorado	Terry H. Braun, P.E.
July 31, 2006	Principal Engineer